UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Truist Financial Corporation 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28202

Truist Financial Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

Truist Financial Corporation 401(k) Savings Plan
Index
December 31, 2025 and 2024

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants of the Truist Financial Corporation 401(k) Savings Plan and Members of the Compensation and Human Capital Committee of Truist Financial Corporation, Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i‐Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs, & Ingram, L.L.C.
Carr, Riggs & Ingram, L.L.C.

We have served as the Plan’s auditor since 2021.

Atlanta, Georgia
June 25, 2026

Truist Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$10,128,595,193	$9,095,655,298
Employer contribution receivable	—	36,317,643
Notes receivable from participants	99,023,368	99,028,798
Net assets available for benefits	$10,227,618,561	$9,231,001,739

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

2025
Additions to (deductions from) net assets attributable to:
Investment income
Interest and dividends	$94,052,079
Net appreciation in fair value of investments	1,318,868,046
Net investment income	1,412,920,125

Interest income on notes receivable from participants	8,170,791

Contributions
Employer	144,337,272
Employee	317,609,550
Rollovers	72,615,061
Total contributions	534,561,883
Total additions	1,955,652,799

Benefits paid to participants	(955,699,358)
Administrative expenses	(3,057,587)
Total deductions	(958,756,945)

Net increase prior to transfer to other plans	996,895,854

Transfers to other plans (Note 3)	(279,032)
Net increase	996,616,822

Net assets available for benefits
Beginning of year	9,231,001,739
End of year	$10,227,618,561

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.    Description of the Truist Financial Corporation 401(k) Savings Plan

The following description of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Truist Financial Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of August 1, 2020, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Compensation and Human Capital Committee of the Board of Directors of the Plan Sponsor (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.

All subsidiaries of the Corporation, except our non-US companies, participate in the Plan.

During 2024, the Plan Sponsor divested certain subsidiaries. As part of these divestitures, Truist Insurance Holdings, Inc., including the CRC Insurance Services, Inc., and AmRisc, LLC, subsidiaries, and Sterling Capital Management, LLC were sold to unrelated parties. All these listed subsidiaries were participating subsidiaries in the Plan. However, effective January 1, 2024, all divested subsidiaries except Sterling Capital Management, LLC, began participating in a separate 401(k) Plan which was sponsored by Truist Insurance Holdings, LLC.

Custodian and recordkeeping duties for the Plan were performed by Fidelity Management Trust Company (“Fidelity”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions the first day of the month following employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 0.01% and 50.00% of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions in accordance with Plan provisions and IRS limits. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations, using a formula of 100% match on the first 4% deferred in the form of Safe Harbor contributions. In addition, the Plan allows for a discretionary match if approved by the Board of Directors.

Vesting
Participants are vested immediately in their contributions, employer matching and profit sharing contributions and actual earnings allocated to their account. Non-vested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants
Participants may borrow from their account balances in accordance with Plan provisions. Loan amounts are limited to the lesser of $50,000 (reduced by the highest outstanding loan balance during the preceding twelve months) or 50% of the participant’s vested account balance, with a minimum loan amount of $1,000. Loans generally must be repaid through payroll deductions over a period ranging from 12 to 60 months and bear interest at a rate equal to Truist Bank prime rate plus 1% at the date of origination. Participants are limited to one loan outstanding at any time. Loans are secured by the participant’s account balance.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Payment of Benefits
Upon termination of employment, retirement, death, or disability, a participant (or beneficiary) is entitled to receive the vested portion of the participant’s account balance in accordance with the Plan. Distributions may be made in a lump sum, in installments over a specified period, or through a direct rollover to an eligible retirement plan or individual retirement account, as elected by the participant (or beneficiary). Distribution of account balances may be deferred subject to applicable regulatory requirements; however, the Plan may require distribution of small balances, including automatic rollovers to an individual retirement account in accordance with Plan provisions. Participants may also receive in-service distributions, including hardship withdrawals, subject to Plan terms and Internal Revenue Service regulations. The Plan is subject to required minimum distribution rules under the Internal Revenue Code. Benefit payments are recorded when paid.

Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent non-vested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2025 and 2024, forfeited accounts totaled $1,022,795 and $817,156, respectively, which can be used to reduce employer contributions. No forfeitures were used to reduce the employer match contributions for the year ended December 31, 2025.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer contributions among various mutual funds, Truist Financial Corporation common stock, collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and a Brokeragelink account, each offering different degrees of risk and return. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 4 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds and Truist Financial Corporation common stock is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation of fair value of investments. Fees that are transactional in nature are charged to participant accounts.

Payment of Benefits
Benefits payments are recorded when they have been approved for payment and paid by the Plan.

Reclassifications
Certain amounts within the fair value hierarchy tables as of December 31, 2024 have been reclassified to conform to the current year presentation. These reclassifications relate to the categorization of certain investment balances within the fair value hierarchy and had no effect on total investments, net assets available for benefits, or the change in net assets available for benefits for any period presented.

3.    Plan Transfers

During 2025, no plans were merged into the Plan from acquisitions. However, due to the sale of Sterling Capital Management, LLC, during the 2024 plan year, assets of $279,032 were transferred to another plan during the year ended December 31, 2025.

4.    Fair Value of Financial Instruments

Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, and common and foreign stock traded on an exchange or listed market. The Plan offers a Brokeragelink option that holds common and preferred stock, money market funds, and various corporate and government bonds. The common and preferred stock and money market funds are traded in active markets.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include collective trusts, and corporate and government bonds in the Brokeragelink option.

The fair value of the collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Transactions (purchase and sales) may occur daily. The collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The collective trusts have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various valuation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2025 and 2024, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 are summarized below:

	December 31, 2025
	Total	Level 1	Level 2
Truist common stock	$535,911,991	$535,911,991	$—
Mutual funds	854,330,248	854,330,248	—
Brokeragelink	551,932,990	540,299,074	11,633,916
Collective trusts	7,597,284,682	—	7,597,284,682
Separately managed accounts
Interest bearing cash	5,094,286	5,094,286	—
Other liabilities	(37,102)	(37,102)	—
U.S. government securities	68,696,410	—	68,696,410
Government-related	14,320,202	—	14,320,202
Securitized	201,741,452	—	201,741,452
Corporate debt	102,811,580	—	102,811,580
Total investments at fair value	$9,932,086,739	$1,935,598,497	$7,996,488,242

	December 31, 2024
	Total	Level 1	Level 2
Truist common stock	$507,886,676	$507,886,676	$—
Mutual funds	1,342,723,392	1,342,723,392	—
Brokeragelink	444,727,668	432,412,445	12,315,223
Collective trusts	6,583,156,626	—	6,583,156,626
Total investments at fair value	$8,878,494,362	$2,283,022,513	$6,595,471,849

Investments Measured at NAV
The Plan invests in the Vanguard Retirement Savings Trust, a stable value collective trust that invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities and seeks to preserve principal while providing stable returns. The Plan’s investment in this fund is $196,508,454 at December 31, 2025 and $217,160,936 as of December 31, 2024. The investment is valued at net asset value (“NAV”) per unit as provided by the trustee, as a practical expedient under ASC 820. Accordingly, the fund is not included in the fair value hierarchy. Participant transactions occur daily at NAV. While participant redemptions are not restricted, employer-initiated withdrawals may be subject to advance notice requirements or other conditions. The fund has no unfunded commitments. Although the fund invests in fully benefit-responsive contracts, the Plan’s investment is indirect; therefore, it is measured at NAV rather than contract value.

5.    Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated September 7, 2022, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes was included in the Plan’s financial statements.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

7.    Related Party and Party-In-Interest Transactions

Included in the Plan assets are Truist Financial Corporation common stock and certain assets held by and managed by Fidelity Management Trust Company. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

	December 31,
	2025	2024
Number of shares, Truist Financial Corporation common stock	10,890,048	11,707,254
Truist Financial Corporation common stock	$535,911,991	$507,886,676
Fidelity Brokeragelink	$551,932,990	$444,727,668
Mutual funds and common collective trusts	$3,460,892,590	$2,997,281,254
Separately managed accounts	$24,357,974	$—

For the year ended
December 31, 2025
Dividends on Truist Financial Corporation common stock	$23,872,691
Realized and unrealized gain on Truist Financial Corporation common stock	$65,442,049

The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by Fidelity to participants that opt to receive guidance on investment election/allocation. Fees charged by Fidelity were $3,057,587 for the year ended December 31, 2025.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.    Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued.

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Truist Financial Corporation	Common stock	$535,911,991

*	Brokeragelink	Brokeragelink	551,932,990

	Vanguard Retirement Income Trust	Collective trust	105,095,687
	Vanguard Target 2020	Collective trust	135,772,421
	Vanguard Target 2025	Collective trust	283,517,992
	Vanguard Target 2030	Collective trust	476,058,982
	Vanguard Target 2035	Collective trust	515,456,627
	Vanguard Target 2040	Collective trust	509,241,758
	Vanguard Target 2045	Collective trust	458,092,122
	Vanguard Target 2050	Collective trust	337,285,129
	Vanguard Target 2055	Collective trust	224,112,201
	Vanguard Target 2060	Collective trust	107,507,205
	Vanguard Target 2065	Collective trust	49,536,886
	Vanguard Target 2070	Collective trust	9,379,386
	MFS Growth 5	Collective trust	727,975,882
	MFS Mid Cap Value 5	Collective trust	182,020,964
	Brown Adv SCG CIT	Collective trust	75,189,012
*	Spartan 500 INDEX PL CL F	Collective trust	1,951,250,328
*	Spartan SMALL CP IND CL F	Collective trust	182,955,190
*	Spartan MID CAP IDX CL F	Collective trust	76,504,545
*	Spartan GLB EXUS IDX CL F	Collective trust	357,591,164
*	Spartan LC VALUE INDEX F	Collective trust	677,418,214
	T Rowe Price US Mid Cap Equity Growth	Collective trust	155,322,987
	Total Collective Trusts		7,597,284,682

	Vanguard Retirement Savings Trust	Stable value fund	196,508,454

	T Rowe Price Institutional Mid Cap	Mutual fund	—
	Harbor Diversified International All Cap	Mutual fund	38,589,842
	BBH Limited Duration Fund	Mutual fund	47,453,154
	Dodge & Cox Income X	Mutual fund	147
	Vanguard Treasury Money Market Fund	Mutual fund	306,009,007
	American Funds EuroPacific Growth	Mutual fund	122,160,781
	RBC Emerging Markets Equity Fund	Mutual fund	103,342,285
	PIMCO Long Duration Total Return	Mutual fund	21,601,883
*	Fidelity Government Money Market	Mutual fund	1,787,086
*	Fidelity Inflation Protected Bond Fund	Mutual fund	52,047,281
*	Fidelity US Bond Index	Mutual fund	44
*	Fidelity Small Cap Value Index	Mutual fund	161,338,738
	Total Mutual Funds		854,330,248

	Holdings in Separately Managed Accounts
	Money Market	Separately managed account	5,094,286

	Other Liabilities	Separately managed account	(37,102)

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	U.S. Treasury
	U.S. Treasury Note/Bond	Separately managed account	4.750%	8/15/55	6,277,689
	U.S. Treasury Note/Bond	Separately managed account	4.125%	8/15/53	6,828,178
	U.S. Treasury Note/Bond	Separately managed account	4.875%	8/15/45	5,919,807
	U.S. Treasury Note/Bond	Separately managed account	4.625%	11/15/44	5,807,108
	U.S. Treasury Note/Bond	Separately managed account	4.125%	8/15/44	3,504,745
	U.S. Treasury Note/Bond	Separately managed account	2.875%	5/15/52	2,722,121
	U.S. Treasury Note/Bond	Separately managed account	3.375%	8/15/42	2,521,779
	U.S. Treasury Note/Bond	Separately managed account	4.000%	11/15/52	1,940,961
	U.S. Treasury Note/Bond	Separately managed account	4.500%	2/15/44	1,908,789
	U.S. Treasury Inflation Indexed	Separately managed account	1.500%	2/15/53	1,277,035
	U.S. Treasury Note/Bond	Separately managed account	3.000%	8/15/52	1,127,691
	U.S. Treasury Note/Bond	Separately managed account	4.750%	11/15/53	1,056,996
	U.S. Treasury Note/Bond	Separately managed account	4.625%	11/15/55	915,154
	U.S. Treasury Note/Bond	Separately managed account	4.750%	5/15/55	800,947
	U.S. Treasury Inflation Indexed	Separately managed account	2.375%	2/15/55	666,955
	U.S. Treasury Inflation Indexed	Separately managed account	2.125%	2/15/54	394,184
	U.S. Treasury Note/Bond	Separately managed account	4.500%	11/15/54	341,656
	U.S. Treasury Note/Bond	Separately managed account	4.250%	2/15/54	326,641
	Total U.S. Treasury				44,338,436

*	FIAM US Government	Separately managed account			24,357,974
	Total U.S. Government Securities				68,696,410

	Government-Related
	Peroleos Mexicanos	Separately managed account	7.690%	1/23/50	3,073,475
	State of Illinois GO	Separately managed account	5.100%	6/1/33	2,613,056
	Peroleos Mexicanos	Separately managed account	6.700%	2/16/32	2,576,587
	State of California GO	Separately managed account	7.300%	10/1/39	1,371,146
	Peroleos Mexicanos	Separately managed account	6.625%	6/15/35	709,141
	New Jersey Turnpike Authority RB	Separately managed account	7.102%	1/1/41	632,052
	Colombia Government International	Separately managed account	7.375%	4/25/30	572,194
	Colombia Government International	Separately managed account	7.750%	11/7/36	490,005
	State of California GO	Separately managed account	7.500%	4/1/34	480,090
	Peroleos Mexicanos	Separately managed account	6.375%	1/23/45	400,026
	Peroleos Mexicanos	Separately managed account	6.750%	9/21/47	323,767
	Colombia Government International	Separately managed account	3.125%	4/15/31	296,683
	Peroleos Mexicanos	Separately managed account	6.500%	6/2/41	217,794
	New Jersey Turnpike Authority RB	Separately managed account	7.414%	1/1/40	179,164
	State of California GO	Separately managed account	7.550%	4/1/39	172,543
	State of California GO	Separately managed account	7.625%	3/1/40	147,726
	Peroleos Mexicanos	Separately managed account	6.350%	2/12/48	64,753
	Total Government-Related				14,320,202

	Securitized
	Fannie Mae Pool MA5551 30 Year	Separately managed account	4.500%	12/1/54
	Fannie Mae Pool MA4600 30 Year	Separately managed account	3.500%	5/1/52	16,941,899
	Freddie Mac Pool Group SD8504 30 Year	Separately managed account	4.500%	2/1/55	10,344,130
	Freddie Mac Pool Group SD8256 30 Year	Separately managed account	4.000%	10/1/52	5,999,360
	Fannie Mae Pool FS9443 30 Year	Separately managed account	4.500%	2/1/54	4,454,295
	Fannie Mae Pool MA4654 30 Year	Separately managed account	3.500%	7/1/52	4,172,996

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Freddie Mac Pool Group SD6706 30 Year	Separately managed account	4.500%	1/1/54	3,293,827
	Fannie Mae Pool MA4625 30 Year	Separately managed account	3.500%	6/1/52	3,231,409
	Fannie Mae Pool MA4732 30 Year	Separately managed account	4.000%	9/1/52	2,681,454
	Freddie Mac Pool Group SD8489 30 Year	Separately managed account	4.500%	12/1/54	2,427,737
	Fannie Mae Pool MA4783 30 Year	Separately managed account	4.000%	10/1/52	2,117,001
	Fannie Mae Pool FM7599 30 Year	Separately managed account	3.500%	1/1/51	1,932,974
	Freddie Mac Pool Group SD8266 30 Year	Separately managed account	4.500%	11/1/52	1,902,543
	Freddie Mac Pool Group RA4119 30 Year	Separately managed account	2.000%	12/1/50	1,795,860
	Fannie Mae Pool MA4733 30 Year	Separately managed account	4.500%	9/1/52	1,668,989
	Freddie Mac Pool Group RA4063 30 Year	Separately managed account	2.000%	12/1/50	1,443,007
	Fannie Mae Pool FA2688 30 Year	Separately managed account	4.500%	9/1/55	1,430,761
	Fannie Mae Pool MA4731 30 Year	Separately managed account	3.500%	9/1/52	1,321,415
	Freddie Mac Pool Group SD2995 30 Year	Separately managed account	2.500%	5/1/52	1,304,507
	Freddie Mac Pool Group SD8473 30 Year	Separately managed account	4.500%	11/1/54	1,229,301
	Freddie Mac Pool Group SL2291 30 Year	Separately managed account	4.500%	9/1/55	1,220,904
	Freddie Mac Pool Group RA3673 30 Year	Separately managed account	2.000%	10/1/50	1,207,657
	Freddie Mac Pool Group SD8237 30 Year	Separately managed account	4.000%	8/1/52	1,169,018
	Fannie Mae Pool FS3816 30 Year	Separately managed account	3.500%	12/1/52	1,161,648
	Fannie Mae Pool MA4626 30 Year	Separately managed account	4.000%	6/1/52	1,114,606
	Fannie Mae Pool FS6596 30 Year	Separately managed account	3.500%	10/1/53	1,058,478
	Fannie Mae Pool FS9508 30 Year	Separately managed account	4.500%	3/1/54	1,022,107
	Freddie Mac Pool Group SD5322 30 Year	Separately managed account	4.000%	3/1/53	979,614
	Freddie Mac Pool Group SD8255 30 Year	Separately managed account	3.500%	10/1/52	945,173
	Fannie Mae Pool FA0425 30 Year	Separately managed account	4.500%	3/1/54	869,681
	Freddie Mac Pool Group SD7530 30 Year	Separately managed account	2.500%	11/1/50	804,009
	Fannie Mae Pool FS9506 30 Year	Separately managed account	4.500%	12/1/53	764,349
	Fannie Mae Pool FS7754 30 Year	Separately managed account	4.000%	7/1/53	762,785
	Fannie Mae Pool MA4804 30 Year	Separately managed account	4.000%	11/1/52	757,578
	Freddie Mac Pool Group SD7536 30 Year	Separately managed account	2.500%	2/1/51	716,380
	Fannie Mae Pool FA0427 30 Year	Separately managed account	4.500%	1/1/54	666,446
	Fannie Mae Pool CB4821 30 Year	Separately managed account	4.500%	10/1/52	654,324
	Fannie Mae Pool CB4809 30 Year	Separately managed account	4.000%	10/1/52	653,364
	Freddie Mac Group 841666 Hybrid ARM	Separately managed account	4.135%	1/1/53	625,846
	Fannie Mae Pool MA4700 30 Year	Separately managed account	4.000%	8/1/52	582,858
	Freddie Mac Pool Group RA6613 30 Year	Separately managed account	3.000%	1/1/52	579,389
	Fannie Mae Pool FS8361 30 Year	Separately managed account	3.500%	12/1/53	560,033
*	Fannie Mae Pool FS0377 30 Year	Separately managed account	2.500%	2/1/52	559,956
	Freddie Mac Pool Group RA3495 30 Year	Separately managed account	2.000%	9/1/50	555,035
	Fannie Mae Pool FS0605 30 Year	Separately managed account	2.500%	2/1/52	547,089
	Fannie Mae Pool FM5976 30 Year	Separately managed account	2.000%	2/1/51	546,581
*	Fannie Mae Pool CA8103 30 Year	Separately managed account	2.000%	12/1/50	541,688
	Freddie Mac Pool Group SI2106 30 Year	Separately managed account	2.500%	5/1/51	513,579
	Fannie Mae Pool CA8572 30 Year	Separately managed account	2.000%	1/1/51	513,535
	Fannie Mae Pool FS7755 30 Year	Separately managed account	4.000%	2/1/53	484,416
	Fannie Mae Pool CA8427 30 Year	Separately managed account	2.000%	12/1/50	478,292
	Freddie Mac Pool Group RA2859 30 Year	Separately managed account	2.500%	6/1/50	478,220
	Fannie Mae Pool FA1677 30 Year	Separately managed account	4.000%	6/1/52	468,161
	Freddie Mac Pool Group RA3354 30 Year	Separately managed account	2.000%	9/1/50	463,567
	Fannie Mae Pool CA6527 30 Year	Separately managed account	2.500%	7/1/50	449,200
	Fannie Mae Pool BM6944 Hybrid ARM	Separately managed account	2.034%	5/1/52	431,061
	Fannie Mae Pool MA5070 30 Year	Separately managed account	4.500%	7/1/53	426,521
	Fannie Mae Pool CA6257 30 Year	Separately managed account	2.500%	7/1/50	423,218

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Fannie Mae Pool CA6564 30 Year	Separately managed account	2.500%	8/1/50	419,237
	Fannie Mae Pool BU8931 30 Year	Separately managed account	3.500%	4/1/52	414,717
	Fannie Mae Pool CA6514 30 Year	Separately managed account	2.500%	7/1/50	412,245
	Freddie Mac Pool Group SD8274 30 Year	Separately managed account	4.000%	12/1/52	405,538
	Freddie Mac Pool Group RA3201 30 Year	Separately managed account	2.500%	8/1/50	405,261
	Freddie Mac Pool Group SD8265 30 Year	Separately managed account	4.000%	11/1/52	403,536
	Fannie Mae Pool FM9874 30 Year	Separately managed account	2.500%	12/1/51	402,427
	Fannie Mae Pool FS2137 30 Year	Separately managed account	3.500%	6/1/52	401,508
	Fannie Mae Pool CA8098 30 Year	Separately managed account	2.000%	12/1/50	401,311
	Fannie Mae Pool CA6924 30 Year	Separately managed account	2.000%	9/1/50	396,341
	Fannie Mae Pool BV5581 30 Year	Separately managed account	3.500%	5/1/52	371,579
	Fannie Mae Pool CB4532 30 Year	Separately managed account	3.500%	6/1/52	371,507
	Fannie Mae Pool CB3333 30 Year	Separately managed account	3.500%	4/1/52	360,958
	Fannie Mae Pool BF0617 40 Year	Separately managed account	2.500%	3/1/62	360,084
	Fannie Mae Pool CA6714 30 Year	Separately managed account	2.500%	8/1/50	358,818
	Fannie Mae Pool CB3592 30 Year	Separately managed account	3.500%	5/1/52	354,304
	Fannie Mae Pool MA3960 30 Year	Separately managed account	3.000%	3/1/50	349,636
	Fannie Mae Pool FS1864 30 Year	Separately managed account	3.500%	5/1/52	338,067
	Freddie Mac Pool Group RA3729 30 Year	Separately managed account	2.000%	10/1/50	334,080
	Freddie Mac Pool Group RA2957 30 Year	Separately managed account	2.000%	7/1/50	329,658
	Freddie Mac Pool Group RA7514 30 Year	Separately managed account	3.500%	6/1/52	326,891
	Fannie Mae Pool FS1865 30 Year	Separately managed account	3.500%	5/1/52	326,815
	Freddie Mac Pool Group SD7485 30 Year	Separately managed account	4.500%	2/1/54	322,952
	Freddie Mac Pool Group RA2969 30 Year	Separately managed account	2.500%	7/1/50	322,294
	Fannie Mae Pool CA6035 30 Year	Separately managed account	2.500%	6/1/50	312,094
	Freddie Mac Pool Group RA3454 30 Year	Separately managed account	2.000%	9/1/50	307,127
	Fannie Mae Pool FA0306 30 Year	Separately managed account	4.500%	12/1/54	304,168
	Fannie Mae Pool FS1530 30 Year	Separately managed account	3.000%	4/1/52	303,217
	Fannie Mae Pool CA6694 30 Year	Separately managed account	2.000%	8/1/50	302,915
	Fannie Mae Pool CB3577 30 Year	Separately managed account	3.000%	5/1/52	302,463
	Fannie Mae Pool CA8100 30 Year	Separately managed account	2.000%	12/1/50	301,559
	Fannie Mae Pool FS2136 30 Year	Separately managed account	3.500%	6/1/52	298,410
	Freddie Mac Pool Group RA4232 30 Year	Separately managed account	2.000%	12/1/50	291,710
	Freddie Mac Pool Group QE0763 30 Year	Separately managed account	3.500%	4/1/52	287,899
	Freddie Mac Pool Group SD5324 30 Year	Separately managed account	4.000%	2/1/53	285,487
	Freddie Mac Pool Group SD5758 30 Year	Separately managed account	3.500%	8/1/53	285,276
	Fannie Mae Pool FS4227 30 Year	Separately managed account	3.500%	4/1/53	284,169
	Fannie Mae Pool MA5612 30 Year	Separately managed account	4.500%	2/1/55	283,298
	Fannie Mae Pool MA4784 30 Year	Separately managed account	4.500%	10/1/52	276,626
	Fannie Mae Pool BM4804 15 Year	Separately managed account	4.000%	11/1/33	273,623
	Freddie Mac Group 841395 Hybrid ARM	Separately managed account	2.023%	5/1/52	273,268
	Freddie Mac Pool Group RA3481 30 Year	Separately managed account	2.000%	9/1/50	272,863
	Fannie Mae Pool CA6389 30 Year	Separately managed account	2.000%	7/1/50	271,121
	Fannie Mae Pool CA8813 30 Year	Separately managed account	2.000%	2/1/51	269,933
	Freddie Mac Pool Group SD2253 30 Year	Separately managed account	3.500%	12/1/52	268,319
	Fannie Mae Pool CA6238 30 Year	Separately managed account	2.500%	7/1/50	265,354
	Fannie Mae Pool CA8597 30 Year	Separately managed account	2.500%	1/1/51	265,292
	Freddie Mac Pool Group SD4518 30 Year	Separately managed account	3.500%	8/1/53	255,445
	Fannie Mae Pool CA6140 30 Year	Separately managed account	2.000%	6/1/50	254,140
	Fannie Mae Pool FA2083 30 Year	Separately managed account	4.500%	2/1/53	252,889
	Fannie Mae Pool CB3843 30 Year	Separately managed account	3.500%	6/1/52	248,098
	Freddie Mac Pool Group SL1300 30 Year	Separately managed account	4.000%	4/1/53	245,399

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Fannie Mae Pool FM9480 30 Year	Separately managed account	2.500%	11/1/51	242,034
	Fannie Mae Pool BV2509 30 Year	Separately managed account	4.000%	6/1/52	241,349
	Fannie Mae Pool CA7728 30 Year	Separately managed account	2.500%	11/1/50	240,270
	Freddie Mac Pool Group SD8490 30 Year	Separately managed account	4.500%	1/1/55	239,534
	Fannie Mae Pool BV9868 30 Year	Separately managed account	3.500%	5/1/52	239,428
	Fannie Mae Pool MA4803 30 Year	Separately managed account	3.500%	11/1/52	237,333
	Fannie Mae Pool BT9404 20 Year	Separately managed account	2.000%	11/1/41	228,317
	Fannie Mae Pool CA6266 30 Year	Separately managed account	2.500%	7/1/50	215,372
	Fannie Mae Pool CB4082 30 Year	Separately managed account	3.500%	7/1/52	215,081
	Freddie Mac Pool Group SD0521 30 Year	Separately managed account	3.000%	6/1/50	211,491
	Fannie Mae Pool FM3478 30 Year	Separately managed account	2.500%	6/1/50	210,795
	Freddie Mac Pool Group RA3225 30 Year	Separately managed account	2.000%	8/1/50	210,742
	Fannie Mae Pool FM9958 30 Year	Separately managed account	3.500%	11/1/51	209,017
	Freddie Mac Pool Group RA3224 30 Year	Separately managed account	2.000%	8/1/50	208,778
	Fannie Mae Pool FS2139 30 Year	Separately managed account	3.500%	6/1/52	206,512
	Fannie Mae Pool MA4902 30 Year	Separately managed account	3.500%	1/1/53	206,331
	Fannie Mae Pool CB3604 30 Year	Separately managed account	3.500%	5/1/52	205,622
	Freddie Mac Pool Group RA7513 30 Year	Separately managed account	3.500%	6/1/52	205,229
	Freddie Mac Group 841677 Hybrid ARM	Separately managed account	2.363%	12/1/50	204,979
	Fannie Mae Pool MA4701 30 Year	Separately managed account	4.500%	8/1/52	202,522
	Freddie Mac Pool Group QF0981 30 Year	Separately managed account	4.000%	10/1/52	193,572
	Fannie Mae Pool CB3845 30 Year	Separately managed account	3.500%	6/1/52	192,000
	Freddie Mac Group 841376 Hybrid ARM	Separately managed account	2.182%	11/1/50	190,893
	Freddie Mac Pool Group RA6496 30 Year	Separately managed account	2.500%	12/1/51	182,730
	Freddie Mac Pool Group RA3019 30 Year	Separately managed account	2.500%	7/1/50	181,446
	Fannie Mae Pool CA6247 30 Year	Separately managed account	2.500%	7/1/50	181,324
	Fannie Mae Pool MA4782 30 Year	Separately managed account	3.500%	10/1/52	180,325
	Fannie Mae Pool CA6252 30 Year	Separately managed account	2.000%	7/1/50	177,512
	Freddie Mac Gold Group G30804 20 Year	Separately managed account	4.000%	1/1/35	172,860
	Freddie Mac Pool Group SD1769 30 Year	Separately managed account	2.500%	5/1/52	172,561
	Freddie Mac Group 841500 Hybrid ARM	Separately managed account	4.107%	10/1/52	171,529
	Fannie Mae Pool CB4328 30 Year	Separately managed account	3.500%	8/1/52	171,511
	Freddie Mac Group 841075 Hybrid ARM	Separately managed account	3.280%	1/1/49	169,812
	Fannie Mae Pool CA6237 30 Year	Separately managed account	2.000%	7/1/50	167,682
	Freddie Mac Pool Group RA7533 30 Year	Separately managed account	3.500%	6/1/52	166,656
	Fannie Mae Pool FM8768 30 Year	Separately managed account	2.500%	2/1/51	165,902
	Freddie Mac Pool Group RA2892 30 Year	Separately managed account	2.500%	6/1/50	163,393
	Fannie Mae Pool CA6930 30 Year	Separately managed account	2.500%	9/1/50	161,934
	Fannie Mae Pool MA2923 20 Year	Separately managed account	3.500%	3/1/37	160,118
	Freddie Mac Group 8C6046 Hybrid ARM	Separately managed account	3.945%	6/1/55	159,740
	Freddie Mac Pool Group QE2637 30 Year	Separately managed account	3.500%	5/1/52	157,395
	Freddie Mac Pool Group SL0454 30 Year	Separately managed account	4.500%	11/1/54	154,053
	Freddie Mac Pool Group SD1322 30 Year	Separately managed account	2.500%	3/1/52	150,282
	Fannie Mae Pool BM3386 30 Year	Separately managed account	4.000%	2/1/47	146,830
	Fannie Mae Pool FM9558 20 Year	Separately managed account	2.500%	11/1/41	141,634
	Freddie Mac Pool Group SD7402 30 Year	Separately managed account	4.500%	12/1/54	140,150
	Freddie Mac Pool Group RB5142 20 Year	Separately managed account	2.500%	1/1/42	139,961
	Freddie Mac Group 841485 Hybrid ARM	Separately managed account	4.171%	9/1/52	139,613
	Fannie Mae Pool CB2859 30 Year	Separately managed account	2.500%	2/1/52	135,691
	Fannie Mae Pool CA6990 30 Year	Separately managed account	2.500%	9/1/50	133,743
	Fannie Mae Pool CB3605 30 Year	Separately managed account	3.500%	5/1/52	131,554
	Freddie Mac Pool Group RA7277 30 Year	Separately managed account	3.500%	5/1/52	130,187

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Fannie Mae Pool AL5863 30 Year	Separately managed account	4.500%	6/1/41	127,513
	Freddie Mac Pool Group RA2623 30 Year	Separately managed account	2.500%	5/1/50	126,725
	Freddie Mac Pool Group RA3202 30 Year	Separately managed account	2.500%	7/1/50	126,397
	Freddie Mac Pool Group RA2976 30 Year	Separately managed account	2.500%	7/1/50	122,464
	Freddie Mac Pool Group RA6337 30 Year	Separately managed account	2.500%	11/1/51	121,798
	Fannie Mae Pool FA0250 30 Year	Separately managed account	4.500%	1/1/53	121,072
	Fannie Mae Pool FM8850 20 Year	Separately managed account	2.500%	9/1/41	119,584
	Fannie Mae Pool BM7243 Hybrid ARM	Separately managed account	4.672%	4/1/53	119,499
	Freddie Mac Gold Group G07942 30 Year	Separately managed account	4.500%	7/1/44	118,819
	Fannie Mae Pool FM4141 30 Year	Separately managed account	2.500%	9/1/50	118,756
	Freddie Mac Group 841607 Hybrid ARM	Separately managed account	4.750%	8/1/53	116,734
	Fannie Mae Pool BM7260 Hybrid A RM	Separately managed account	4.512%	7/1/53	116,233
	Fannie Mae Pool CA6401 30 Year	Separately managed account	2.500%	7/1/50	115,449
	Freddie Mac Pool Group RA7326 30 Year	Separately managed account	3.500%	5/1/52	114,366
	Freddie Mac Pool Group QE5714 30 Year	Separately managed account	3.500%	7/1/52	113,392
	Fannie Mae Pool BV9928 30 Year	Separately managed account	3.500%	6/1/52	111,871
	Fannie Mae Pool FS9137 30 Year	Separately managed account	4.500%	4/1/53	108,538
	Fannie Mae Pool FM4228 30 Year	Separately managed account	2.500%	8/1/50	107,499
	Fannie Mae Pool BV5582 30 Year	Separately managed account	3.500%	5/1/52	105,856
	Freddie Mac Pool Group SC0258 20 Year	Separately managed account	2.500%	3/1/42	104,057
	Fannie Mae Pool CA5966 30 Year	Separately managed account	2.500%	6/1/50	103,805
	Fannie Mae Pool BU1194 20 Year	Separately managed account	2.500%	3/1/42	103,528
	Freddie Mac Group 841569 Hybrid ARM	Separately managed account	4.511%	6/1/53	102,792
	Freddie Mac Pool Group SD1391 30 Year	Separately managed account	3.500%	7/1/52	102,705
	Fannie Mae Pool MA4655 30 Year	Separately managed account	4.000%	7/1/52	102,160
	Fannie Mae Pool BV5398 30 Year	Separately managed account	3.500%	4/1/52	102,135
	Freddie Mac Group 841408 Hybrid ARM	Separately managed account	2.302%	5/1/52	102,026
	Freddie Mac Gold Group T69914 30 Year	Separately managed account	3.500%	2/1/48	101,740
	Freddie Mac Pool Group QE4621 30 Year	Separately managed account	3.500%	6/1/52	98,164
	Fannie Mae Pool FM3473 30 Year	Separately managed account	2.500%	6/1/50	94,584
	Fannie Mae Pool MA4475 20 Year	Separately managed account	2.500%	11/1/41	93,244
	Freddie Mac Pool Group QF3364 30 Year	Separately managed account	4.000%	11/1/52	91,841
	Freddie Mac Pool Group SL0370 30 Year	Separately managed account	4.500%	12/1/52	175,743
	Freddie Mac Pool Group SD1355 30 Year	Separately managed account	3.500%	7/1/52	834,133
	Fannie Mae Pool CA6949 30 Year	Separately managed account	2.500%	9/1/50	414,814
	Fannie Mae Pool CA6942 30 Year	Separately managed account	2.000%	9/1/50	257,992
	Fannie Mae Pool CA6954 30 Year	Separately managed account	2.000%	9/1/50	277,936
	Fannie Mae Pool CA8440 30 Year	Separately managed account	2.000%	1/1/51	276,045
	Fannie Mae Pool CA8847 30 Year	Separately managed account	2.000%	2/1/51	393,276
	Freddie Mac Group 841337 Hybrid ARM	Separately managed account	1.852%	8/1/51	106,889
	Fannie Mae Pool CB2537 30 Year	Separately managed account	2.500%	1/1/52	581,026
	Fannie Mae Pool CB2623 30 Year	Separately managed account	2.500%	1/1/52	566,429
	Fannie Mae Pool FS0363 30 Year	Separately managed account	2.500%	1/1/52	550,890
	Fannie Mae Pool CB2628 30 Year	Separately managed account	2.500%	1/1/52	245,608
	Fannie Mae Pool CB2604 30 Year	Separately managed account	2.000%	1/1/52	442,203
	Fannie Mae Pool CB2606 30 Year	Separately managed account	2.000%	1/1/52	422,139
	Freddie Mac Pool Group SD8202 30 Year	Separately managed account	3.500%	3/1/52	575,141
	Fannie Mae Pool FS1554 30 Year	Separately managed account	3.500%	4/1/52	131,137
	Freddie Mac Pool Group SD8207 30 Year	Separately managed account	3.500%	4/1/52	437,172
	Freddie Mac Group 841401 Hybrid ARM	Separately managed account	1.966%	4/1/52	564,590
	Freddie Mac Pool Group SD8214 30 Year	Separately managed account	3.500%	5/1/52	282,136
	Freddie Mac Pool Group SD8213 30 Year	Separately managed account	3.000%	5/1/52	5,455,309

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Freddie Mac Pool Group SD8222 30 Year	Separately managed account	4.000%	6/1/52	266,616
	Freddie Mac Pool Group SD1259 30 Year	Separately managed account	3.500%	6/1/52	1,110,430
	Fannie Mae Pool BV9913 30 Year	Separately managed account	3.500%	6/1/52	95,640
	Freddie Mac Pool Group QE3344 30 Year	Separately managed account	3.500%	6/1/52	216,516
	Freddie Mac Pool Group SD8221 30 Year	Separately managed account	3.500%	6/1/52	96,854
	Freddie Mac Pool Group SD8226 30 Year	Separately managed account	3.500%	7/1/52	2,182,354
	Freddie Mac Pool Group SD8238 30 Year	Separately managed account	4.500%	8/1/52	2,621,716
	Freddie Mac Pool Group SD8236 30 Year	Separately managed account	3.500%	8/1/52	152,652
	Freddie Mac Pool Group SD8245 30 Year	Separately managed account	4.500%	9/1/52	715,808
	Freddie Mac Pool Group SD8244 30 Year	Separately managed account	4.000%	9/1/52	1,429,099
	Freddie Mac Pool Group SD8243 30 Year	Separately managed account	3.500%	9/1/52	3,092,261
	Fannie Mae Pool FA0657 30 Year	Separately managed account	4.500%	1/1/53	1,870,522
	Freddie Mac Pool Group SD8306 30 Year	Separately managed account	4.500%	3/1/53	254,315
	Freddie Mac Group 841556 Hybrid ARM	Separately managed account	4.524%	4/1/53	147,058
	Freddie Mac Pool Group SL1546 30 Year	Separately managed account	4.500%	5/1/53	153,401
	Freddie Mac Pool Group SD6653 30 Year	Separately managed account	3.500%	8/1/53	368,017
	Freddie Mac Pool Group SD8275 30 Year	Separately managed account	4.500%	12/1/52	590,968
	Freddie Mac Pool Group RA2678 30 Year	Separately managed account	2.000%	6/1/50	965,223
	Ginnie Mae Series 2022-H12 FA	Separately managed account	4.868%	6/20/72	87,781
	Ginnie Mae Series 2022-H23 FA	Separately managed account	5.018%	10/20/72	882,539
	Fannie Mae Trust 2024-105 FC	Separately managed account	4.874%	1/25/55	816,672
	Ginnie Mae Series 2022-H11 F	Separately managed account	4.818%	5/20/72	699,023
	Fannie Mae Trust 2025-70 AF	Separately managed account	4.874%	9/25/55	637,708
	Ginnie Mae Series 2022-H04 HF	Separately managed account	4.738%	2/20/72	591,280
	Ginnie Mae Series 2023-H08 FD	Separately managed account	5.018%	3/20/73	579,440
	Freddie Mac Series 5587 FP	Separately managed account	4.774%	10/25/55	500,966
	Ginnie Mae Series 2022-H02 FC	Separately managed account	4.718%	1/20/72	443,359
	Ginnie Mae Series 2022-H10 F A	Separately managed account	4.868%	5/20/72	392,769
	Ginnie Mae Series 2022-H08 FL	Separately managed account	4.899%	12/20/71	368,082
	Ginnie Mae Series 2022-H07 BF	Separately managed account	4.418%	2/20/68	321,352
	Ginnie Mae Series 2022-H06 FA	Separately managed account	4.218%	2/20/68	299,489
	Fannie Mae Trust 2025-89 FP	Separately managed account	4.774%	10/25/55	285,036
	Ginnie Mae Series 2023-H23 FH	Separately managed account	5.268%	9/20/73	279,108
	Ginnie Mae Series 2023-H23 DF	Separately managed account	6.018%	9/20/73	270,227
	Ginnie Mae Series 2022-H09 FC	Separately managed account	4.658%	4/20/72	249,614
	Ginnie Mae Series 2023-H08 EF	Separately managed account	5.218%	7/20/71	231,995
	Ginnie Mae Series 2022-H07 FB	Separately managed account	4.418%	1/20/68	229,782
	Ginnie Mae Series 2019-H17 FB	Separately managed account	4.764%	11/20/69	224,502
	Ginnie Mae Series 2020-H06 FA	Separately managed account	4.664%	3/20/70	223,382
	Ginnie Mae Series 2023-H13 FJ	Separately managed account	5.338%	2/20/73	213,164
	Ginnie Mae Series 2022-H08 FE	Separately managed account	4.849%	3/20/72	204,567
	Ginnie Mae Series 2017-H22 FA	Separately managed account	4.514%	11/20/67	182,772
	Fannie Mae Trust 2025-85 FH	Separately managed account	4.774%	10/25/55	178,435
	Ginnie Mae Series 2022-H01 FA	Separately managed account	4.268%	1/20/72	177,556
	Ginnie Mae Series 2017-H20 BF	Separately managed account	4.712%	10/20/67	168,735
	Ginnie Mae Series 2022-H06 FC	Separately managed account	4.328%	8/20/68	166,457
	Fannie Mae Trust 2014-68 M Z	Separately managed account	3.000%	11/25/44	158,098
	Ginnie Mae Series 2022-H11 EF	Separately managed account	4.888%	5/20/72	154,509
	Fannie Mae Trust 2025-81 FE	Separately managed account	4.874%	10/25/55	151,124
	Ginnie Mae Series 2023-H08 FE	Separately managed account	4.938%	8/20/71	147,944
	Ginnie Mae Series 2021-H12 EF	Separately managed account	5.368%	8/20/71	147,074
	Ginnie Mae Series 2018-H02 HF	Separately managed account	4.938%	1/20/68	140,066

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Ginnie Mae Series 2022-H20 FB	Separately managed account	4.918%	8/20/71	135,130
	Ginnie Mae Series 2021-H19 FM	Separately managed account	4.738%	12/20/71	130,852
	Freddie Mac Series 4385 EZ	Separately managed account	3.000%	9/15/44	125,076
	Freddie Mac Series 4434 LZ	Separately managed account	3.000%	2/15/45	124,843
	Fannie Mae Trust 2014-61 ZV	Separately managed account	3.000%	10/25/44	123,985
	Ginnie Mae Series 2018-H03 FD	Separately managed account	4.978%	2/20/68	122,525
	Fannie Mae Trust 2012-134 ZA	Separately managed account	3.000%	12/25/42	117,390
	Fannie Mae Trust 2025-89 FB	Separately managed account	4.774%	10/25/55	114,807
	Ginnie Mae Series 2021-H17 FA	Separately managed account	4.618%	11/20/71	112,756
	Ginnie Mae Series 2023-H08 FG	Separately managed account	5.548%	2/20/73	107,517
	Ginnie Mae Series 2019-H17 FA	Separately managed account	4.794%	11/20/69	104,046
	Ginnie Mae Series 2017-H13 FQ	Separately managed account	4.677%	6/20/67	102,889
	Freddie Mac Series K096 X1 10 Year	Separately managed account	1.111%	7/25/29	98,938
	Freddie Mac Series K098 X1 10 Year	Separately managed account	1.135%	8/25/29	61,754
	Freddie Mac Series K102 X1 10 Year	Separately managed account	0.816%	10/25/29	58,616
	Freddie Mac Series K099 X1 10 Year	Separately managed account	0.874%	9/25/29	51,524
	Freddie Mac Series K092 X1 10 Year	Separately managed account	0.707%	4/25/29	49,264
	Freddie Mac Series K094 X1 10 Year	Separately managed account	0.872%	6/25/29	34,175
	Freddie Mac Series K097 X1 10 Year	Separately managed account	1.082%	7/25/29	30,428
	Freddie Mac Series K-1511 X1 15 Year	Separately managed account	0.773%	3/25/34	29,065
	Freddie Mac Series K089 X1 10 Year	Separately managed account	0.538%	1/25/29	27,459
	Freddie Mac Series K095 X1 10 Year	Separately managed account	0.938%	6/25/29	26,642
	Freddie Mac Series K093 X1 10 Year	Separately managed account	0.937%	5/25/29	21,629
	Freddie Mac Series K101 X1 10 Year	Separately managed account	0.827%	10/25/29	20,659
	Freddie Mac Series K154 X1 15 Year	Separately managed account	0.286%	11/25/32	18,988
	Freddie Mac Series K091 X1 10 Year	Separately managed account	0.558%	3/25/29	17,977
	Freddie Mac Series K152 X1 15 Year	Separately managed account	0.949%	1/25/31	15,059
	Freddie Mac Series K065 X1 10 Year	Separately managed account	0.649%	4/25/27	14,944
	Freddie Mac Series K067 X1 10 Year	Separately managed account	0.561%	7/25/27	11,884
	Freddie Mac Series K066 X1 10 Year	Separately managed account	0.726%	6/25/27	11,600
	Freddie Mac Series K064 X1 10 Year	Separately managed account	0.585%	3/25/27	10,265
	Freddie Mac Series K071 X1 10 Year	Separately managed account	0.276%	11/25/27	7,449
	Freddie Mac Series K070 X1 10 Year	Separately managed account	0.316%	11/25/27	3,826
	Freddie Mac Series K062 X1 10 Year	Separately managed account	0.270%	12/25/26	3,570
	Freddie Mac Series K069 X1 10 Year	Separately managed account	0.340%	9/25/27	2,792
	Freddie Mac Series K055 X1 10 Year	Separately managed account	1.335%	3/25/26	1,659
	Freddie Mac Series K056 X1 10 Year	Separately managed account	1.208%	5/25/26	733
	Honda Auto Receivables Owner Trust Series	Separately managed account	3.980%	6/17/30	310
	Nelnet Student Loan Trust Series 2025-1A	Separately managed account	5.130%	11/27/90	4,981,004
	ECMC Group Student Loan Trust Series	Separately managed account	4.824%	4/25/74	2,631,179
	ECMC Group Student Loan Trust Series	Separately managed account	4.924%	11/25/74	1,308,445
	Honda Auto Receivables Owner Trust Series	Separately managed account	4.570%	9/21/29	1,271,420
	SMB Private Education Loan Trust (Private)	Separately managed account	5.240%	3/15/56	1,270,507
	Ford Credit Auto Owner Trust Series 2025-A	Separately managed account	4.450%	10/15/29	847,954
	Navient Student Loan Trust Series 2017-3A	Separately managed account	5.039%	7/26/66	763,987
	ECMC Group Student Loan Trust Series	Separately managed account	5.024%	11/27/73	743,534
	Honda Auto Receivables Owner Trust Series	Separately managed account	4.040%	2/21/30	726,560
	Ford Credit Auto Owner Trust Series 2024-B	Separately managed account	5.100%	4/15/29	694,714
	Toyota Auto Receivables Owner Trust Series	Separately managed account	4.110%	3/15/30	654,758
	Navient Student Loan Trust Series 2017-5A	Separately managed account	4.789%	7/26/66	635,519
	Navient Student Loan Trust Series 2016-5A	Separately managed account	5.239%	6/25/65	631,523
	Hyundai Auto Receivables Trust Series	Separately managed account	4.320%	10/15/29	609,393

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Navient Student Loan Trust Series 2017-1A	Separately managed account	5.139%	7/26/66	605,595
	Navient Student Loan Trust Series 2016-7A	Separately managed account	5.139%	3/25/66	587,643
	Toyota Auto Receivables Owner Trust Series	Separately managed account	4.880%	3/15/29	553,215
	BMW Vehicle Owner Trust Series 2025-A A	Separately managed account	4.560%	9/25/29	511,397
	SLM Student Loan Trust Series 2003-12 A6	Separately managed account	5.064%	12/15/68	505,409
	Toyota Auto Receivables Owner Trust Series	Separately managed account	4.640%	8/15/29	501,017
	Navient Student Loan Trust Series 2016-6A	Separately managed account	5.289%	3/25/66	491,192
	SMB Private Education Loan Trust (Private)	Separately managed account	4.990%	10/16/56	476,900
	SMB Private Education Loan Trust (Private)	Separately managed account	6.150%	9/15/53	469,887
	Navient Student Loan Trust Series 2019-1A	Separately managed account	4.889%	12/27/67	465,691
	SMB Private Education Loan Trust (Private)	Separately managed account	5.370%	10/15/58	423,699
	Navient Student Loan Trust Series 2017-2A	Separately managed account	5.039%	12/27/66	421,501
	Honda Auto Receivables Owner Trust Series	Separately managed account	4.150%	10/15/29	418,356
	Volkswagen Auto Loan Enhanced Trust	Separately managed account	4.630%	7/20/29	393,105
	Navient Student Loan Trust Series 2016-1A	Separately managed account	4.689%	2/25/70	380,178
	Rio Oil Finance Trust	Separately managed account	8.200%	4/6/28	379,047
	Navient Student Loan Trust Series 2019-2A	Separately managed account	4.989%	2/27/68	367,393
	Navient Student Loan Trust Series 2018-4A	Separately managed account	4.669%	6/27/67	366,611
	Navient Student Loan Trust Series 2017-4A	Separately managed account	4.989%	9/27/66	366,509
	Navient Student Loan Trust Series 2018-3A	Separately managed account	4.789%	3/25/67	365,676
	SMB Private Education Loan Trust (Private)	Separately managed account	5.090%	10/16/56	339,240
	Honda Auto Receivables Owner Trust Series	Separately managed account	4.330%	5/15/29	325,761
	Hyundai Auto Receivables Trust Series	Separately managed account	4.360%	12/17/29	317,349
	Navient Student Loan Trust Series 2018-1A	Separately managed account	4.709%	3/25/67	303,445
	SMB Private Education Loan Trust (Private)	Separately managed account	5.020%	3/17/53	299,790
	Ford Credit Auto Owner Trust Series 2024-D	Separately managed account	4.610%	8/15/29	268,671
	Nelnet Student Loan Trust Series 2017-3A A	Separately managed account	4.839%	2/25/66	243,132
	SLM Student Loan Trust Series 2012-5 A3	Separately managed account	4.789%	1/25/75	240,229
	Toyota Auto Receivables Owner Trust Series	Separately managed account	4.400%	6/15/29	233,666
	SMB Private Education Loan Trust (Private)	Separately managed account	5.060%	3/16/54	216,916
	Navient Student Loan Trust Series 2020-2A	Separately managed account	4.889%	8/26/69	213,169
	GM Financial Consumer Automobile	Separately managed account	4.400%	8/16/29	210,169
	Toyota Auto Receivables Owner Trust Series	Separately managed account	3.840%	6/17/30	196,820
	Toyota Auto Receivables Owner Trust Series	Separately managed account	4.830%	11/15/29	190,487
	Navient Student Loan Trust Series 2021-2A	Separately managed account	4.539%	2/25/70	183,628
	Volkswagen Auto Loan Enhanced Trust	Separately managed account	4.610%	7/21/31	167,977
	Volkswagen Auto Loan Enhanced Trust	Separately managed account	4.500%	8/20/29	167,785
	BMW Vehicle Owner Trust Series 2025-A A	Separately managed account	4.660%	12/27/32	161,882
	Navient Student Loan Trust Series 2019-3A	Separately managed account	4.819%	7/25/68	157,922
	GM Financial Consumer Automobile	Separately managed account	4.180%	8/16/30	143,661
	Nelnet Student Loan Trust Series 2020-5A A	Separately managed account	4.726%	10/25/68	141,340
	Hyundai Auto Receivables Trust Series	Separately managed account	3.890%	1/15/32	140,572
	Navient Student Loan Trust Series 2021-1A	Separately managed account	4.589%	12/26/69	140,146
	Toyota Auto Receivables Owner Trust Series	Separately managed account	4.760%	5/15/30	129,793
	Honda Auto Receivables Owner Trust Series	Separately managed account	4.100%	11/21/31	127,743
	Navient Student Loan Trust Series 2019-4A	Separately managed account	4.799%	7/25/68	125,787
	Honda Auto Receivables Owner Trust Series	Separately managed account	4.570%	3/21/29	122,734
	Navient Student Loan Trust Series	Separately managed account	4.639%	6/26/56	121,064
	Ford Credit Auto Owner Trust Series 2025-B	Separately managed account	3.950%	7/15/31	120,470
	Toyota Auto Receivables Owner Trust Series	Separately managed account	3.940%	2/17/31	120,403
	SMB Private Education Loan Trust (Private)	Separately managed account	5.500%	6/17/52	120,229
	Navient Student Loan Trust Series 2020-1A	Separately managed account	5.039%	6/25/69	119,020

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	SLM Student Loan Trust Series 2007-6 A5	Separately managed account	5.065%	4/27/43	117,238
	GM Financial Consumer Automobile	Separately managed account	4.280%	4/16/30	116,497
	Total Securitized				201,741,452

	Corporate
	Prosus NV	Separately managed account	3.061%	7/13/31	1,833,897
	Charter Communications Inc	Separately managed account	6.484%	10/23/45	1,381,000
	Imperial Brands PLC	Separately managed account	5.500%	2/1/30	1,270,581
	TC Energy Corp	Separately managed account	5.300%	3/15/77	1,228,788
	Charter Communications Inc	Separately managed account	4.500%	6/1/33	1,129,655
	British American Tobacco P LC	Separately managed account	4.742%	3/16/32	1,017,842
	TC Energy Corp	Separately managed account	5.875%	8/15/76	967,130
	Vodafone Group PLC	Separately managed account	7.000%	4/4/79	936,319
	T-Mobile U.S. Inc	Separately managed account	3.875%	4/15/30	897,358
	Prosus NV	Separately managed account	4.987%	1/19/52	896,019
	Imperial Brands PLC	Separately managed account	3.875%	7/26/29	892,311
	Ford Motor Credit Co. LLC	Separately managed account	2.700%	8/10/26	830,726
	Cemex SAB de CV	Separately managed account	5.200%	9/17/30	807,701
	TC Energy Corp	Separately managed account	5.500%	9/15/79	761,549
	Bayer AG	Separately managed account	6.375%	11/21/30	747,965
	Prosus NV	Separately managed account	3.680%	1/21/30	737,166
	T-Mobile U.S. Inc	Separately managed account	3.375%	4/15/29	731,401
	Prosus NV	Separately managed account	4.850%	7/6/27	715,695
	AT&T Inc	Separately managed account	2.750%	6/1/31	704,323
	Ford Motor Credit C o. LLC	Separately managed account	6.800%	5/12/28	694,803
	CVS Health Corp	Separately managed account	7.000%	3/10/55	674,498
	Bayer AG	Separately managed account	6.500%	11/21/33	653,890
	Mars Inc	Separately managed account	4.800%	3/1/30	648,727
	Charter Communications Inc	Separately managed account	5.750%	4/1/48	641,847
	Charter Communications Inc	Separately managed account	4.500%	5/1/32	624,476
	Cox Enterprises Inc	Separately managed account	3.350%	9/15/26	582,657
	GE HealthCare Technologies Inc	Separately managed account	5.905%	11/22/32	574,302
	Ford Motor Credit Co. LLC	Separately managed account	2.900%	2/10/29	570,664
	Ultrapar Participacoes SA	Separately managed account	5.250%	10/6/26	551,154
	CVS Health Corp	Separately managed account	5.125%	2/21/30	502,018
	Bayer AG	Separately managed account	6.250%	1/21/29	485,540
	Ford Motor Credit C o. LLC	Separately managed account	7.350%	11/4/27	480,168
	Mars Inc	Separately managed account	4.600%	3/1/28	478,501
	Elanco Animal Health Inc	Separately managed account	6.650%	8/28/28	475,152
	Prosus NV	Separately managed account	4.193%	1/19/32	463,558
	Charter Communications Inc	Separately managed account	4.250%	1/15/34	452,333
	Synopsys Inc	Separately managed account	4.850%	4/1/30	449,563
	T-Mobile U.S. Inc	Separately managed account	3.500%	4/15/31	448,004
	Charter Communications Inc	Separately managed account	6.750%	6/15/39	441,290
	Synopsys Inc	Separately managed account	5.000%	4/1/32	439,285
	CVS Health Corp	Separately managed account	4.300%	3/25/28	436,355
	Fibercop SpA	Separately managed account	7.721%	6/4/38	423,019
	T-Mobile U.S. Inc	Separately managed account	2.250%	2/15/26	392,423
	HCA Healthcare Inc	Separately managed account	4.125%	6/15/29	379,408
	The Cigna Group	Separately managed account	4.375%	10/15/28	356,414
	Verizon Communications Inc	Separately managed account	2.550%	3/21/31	345,104
	Oracle Corp	Separately managed account	2.950%	4/1/30	339,649

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Cemex SAB de CV	Separately managed account	3.875%	7/11/31	336,670
	CVS Health Cor p	Separately managed account	3.750%	4/1/30	335,183
	Imperial Brands PLC	Separately managed account	6.125%	7/27/27	332,488
	Ford Motor Credit Co. LLC	Separately managed account	5.125%	11/5/26	329,357
	The Cigna Group	Separately managed account	2.400%	3/15/30	317,953
	Kinder Morgan Inc	Separately managed account	6.950%	1/15/38	317,707
	VMware Inc	Separately managed account	1.400%	8/15/26	312,012
	Ford Motor Credit Co. LLC	Separately managed account	5.730%	9/5/30	310,158
	Oracle Corp	Separately managed account	4.800%	8/3/28	302,290
	Philip Morris International Inc	Separately managed account	5.375%	2/15/33	298,478
	CVS Health Corp	Separately managed account	5.400%	6/1/29	296,456
	British American Tobacco PLC	Separately managed account	6.421%	8/2/33	288,153
	Kinder Morgan In c	Separately managed account	6.500%	9/1/39	280,527
	Cemex SAB de CV	Separately managed account	5.450%	11/19/29	280,215
	Japan Tobacco Inc	Separately managed account	5.250%	6/15/30	270,368
	Charter Communications Inc	Separately managed account	5.375%	5/1/47	262,301
	GE HealthCare Technologies Inc	Separately managed account	4.800%	8/14/29	260,105
	Meta Platforms Inc	Separately managed account	4.600%	11/15/32	253,863
	Kinder Morgan Inc	Separately managed account	5.000%	8/15/42	252,509
	Meta Platforms Inc	Separately managed account	4.875%	11/15/35	251,629
	Imperial Brands PLC	Separately managed account	5.875%	7/1/34	247,249
	Cox Enterprises Inc	Separately managed account	5.450%	9/15/28	245,539
	RTX Corp	Separately managed account	6.100%	3/15/34	244,652
	British American Tobacco PLC	Separately managed account	2.726%	3/25/31	236,959
	Ford Motor Credit Co. LLC	Separately managed account	6.532%	3/19/32	234,138
	Ford Motor Credit Co. LLC	Separately managed account	4.950%	5/28/27	226,838
	HCA Healthcare Inc	Separately managed account	5.250%	3/1/30	220,464
	RTX Corp	Separately managed account	6.000%	3/15/31	218,964
	British American Tobacco PLC	Separately managed account	2.259%	3/25/28	217,866
	Kinder Morgan Inc	Separately managed account	6.500%	2/1/37	201,033
	Macy's Inc	Separately managed account	6.700%	7/15/34	194,255
	AT&T Inc	Separately managed account	2.550%	12/1/33	192,509
	Burlington Northern Santa Fe LLC	Separately managed account	3.442%	6/16/28	189,795
	Japan Tobacco Inc	Separately managed account	4.850%	5/15/28	189,441
	Philip Morris International Inc	Separately managed account	4.875%	2/13/29	187,612
	Japan Tobacco Inc	Separately managed account	5.850%	6/15/35	187,036
	Comcast Corp	Separately managed account	2.650%	2/1/30	176,646
	Cox Enterprises Inc	Separately managed account	1.800%	10/1/30	167,134
	British American Tobacco PLC	Separately managed account	7.750%	10/19/32	165,695
	Charter Communications Inc	Separately managed account	6.550%	5/1/37	165,020
	Philip Morris International Inc	Separately managed account	5.500%	9/7/30	160,334
	Comcast Corp	Separately managed account	4.950%	5/15/32	154,592
	Mars Inc	Separately managed account	4.450%	3/1/27	153,307
	TC Energy Corp	Separately managed account	5.600%	3/7/82	150,811
	Philip Morris International Inc	Separately managed account	5.625%	11/17/29	148,141
	CVS Health Corp	Separately managed account	5.550%	6/1/31	147,167
	Cox Enterprises Inc	Separately managed account	3.500%	8/15/27	145,256
	HCA Healthcare Inc	Separately managed account	3.125%	3/15/27	144,816
	British American Tobacco P LC	Separately managed account	6.343%	8/2/30	144,017
	Dell Technologies In c	Separately managed account	6.100%	7/15/27	142,486
	Cox Enterprises Inc	Separately managed account	5.700%	6/15/33	141,560
	Charter Communications Inc	Separately managed account	4.250%	2/1/31	140,484

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Charter Communications Inc	Separately managed account	4.400%	4/1/33	138,195
	Philip Morris International Inc	Separately managed account	5.125%	2/13/31	131,981
	Philip Morris International Inc	Separately managed account	5.750%	11/17/32	129,091
	Synopsys Inc	Separately managed account	4.650%	4/1/28	123,012
	Philip Morris International Inc	Separately managed account	5.125%	2/15/30	121,099
	The Cigna Group	Separately managed account	5.000%	5/15/29	113,676
	Comcast Corp	Separately managed account	3.400%	4/1/30	112,509
	Dillard's Inc	Separately managed account	7.000%	12/1/28	105,641
	The Cigna Group	Separately managed account	7.875%	5/15/27	100,484
	T-Mobile U.S. Inc	Separately managed account	5.200%	1/15/33	100,332
	Kinder Morgan Inc	Separately managed account	5.150%	6/1/30	98,637
	HCA Healthcare Inc	Separately managed account	5.000%	3/1/28	93,178
	Kinder Morgan Inc	Separately managed account	4.800%	2/1/33	92,006
	CVS Health Corp	Separately managed account	6.750%	12/10/54	83,865
	Oracle Corp	Separately managed account	4.200%	9/27/29	79,282
	Dillard's Inc	Separately managed account	7.750%	7/15/26	78,654
	Charter Communications Inc	Separately managed account	4.800%	3/1/50	76,720
	Nordstrom Inc	Separately managed account	6.950%	3/15/28	73,648
	CVS Health Corp	Separately managed account	4.125%	4/1/40	73,515
	CVS Health Corp	Separately managed account	1.875%	2/28/31	70,704
	T-Mobile U.S. Inc	Separately managed account	2.550%	2/15/31	60,009
	CVS Health Corp	Separately managed account	2.125%	9/15/31	48,660
	Dillard's Inc	Separately managed account	7.750%	5/15/27	46,977
	T-Mobile U.S. Inc	Separately managed account	4.750%	2/1/28	45,908
	Verizon Communications Inc	Separately managed account	1.750%	1/20/31	44,403
	CVS Health Corp	Separately managed account	3.250%	8/15/29	43,992
	HCA Healthcare Inc	Separately managed account	5.250%	6/15/26	40,124
	CVS Health Corp	Separately managed account	5.250%	1/30/31	36,938
	AT&T Inc	Separately managed account	4.300%	2/15/30	25,438
	Dominion Energy Inc	Separately managed account	3.375%	4/1/30	1,158,197
	The Southern Co	Separately managed account	4.000%	1/15/51	1,150,165
	NextEra Energy Inc	Separately managed account	4.685%	9/1/27	1,130,250
	The Southern Co	Separately managed account	5.113%	8/1/27	777,969
	NextEra Energy Inc	Separately managed account	5.050%	3/15/30	774,414
	NextEra Energy Inc	Separately managed account	4.900%	3/15/29	732,688
	NextEra Energy Inc	Separately managed account	4.850%	2/4/28	586,540
	The Southern Co	Separately managed account	3.750%	9/15/51	518,379
	NextEra Energy Inc	Separately managed account	4.625%	7/15/27	505,705
	Enel SPA	Separately managed account	6.000%	10/7/39	457,882
	Dominion Energy Inc	Separately managed account	5.000%	6/15/30	453,049
	The Southern Co	Separately managed account	4.850%	6/15/28	346,880
	Enel SPA	Separately managed account	6.800%	9/15/37	319,947
	Dominion Energy Inc	Separately managed account	1.450%	4/15/26	109,517
	Dominion Energy Inc	Separately managed account	4.600%	5/15/28	101,755
	Citigroup Inc	Separately managed account	7.257%	10/30/40	1,822,414
	Bank of America Corp	Separately managed account	3.846%	3/8/37	1,440,249
	UniCredit SPA	Separately managed account	7.296%	4/2/34	1,433,707
	JPMorgan Chase & Co	Separately managed account	4.493%	3/24/31	1,327,038
	UBS Group AG	Separately managed account	5.959%	1/12/34	1,274,131
	Barclays PLC	Separately managed account	6.490%	9/13/29	1,253,861
	Boston Properties Inc	Separately managed account	3.250%	1/30/31	1,246,469
	The Goldman Sachs Group Inc	Separately managed account	3.615%	3/15/28	1,236,263

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	BNP Paribas SA	Separately managed account	4.625%	3/13/27	1,068,497
	UniCredit SPA	Separately managed account	5.459%	6/30/35	983,785
	JPMorgan Chase & C o	Separately managed account	2.956%	5/13/31	937,832
	HSBC Holdings PLC	Separately managed account	6.500%	5/2/36	893,225
	NatWest Group PL C	Separately managed account	1.642%	6/14/27	885,941
	HSBC Holdings PLC	Separately managed account	6.500%	9/15/37	753,376
	BNP Paribas SA	Separately managed account	5.786%	1/13/33	737,564
	Bank of America Corp	Separately managed account	3.419%	12/20/28	736,408
	BNP Paribas SA	Separately managed account	5.906%	11/19/35	731,641
	HSBC Holdings PLC	Separately managed account	4.762%	3/29/33	719,552
	HSBC Holdings PLC	Separately managed account	8.113%	11/3/33	699,166
	The Charles Schwab Corp	Separately managed account	6.196%	11/17/29	681,738
	Lloyds Banking Group PLC	Separately managed account	7.953%	11/15/33	645,413
	BNP Paribas SA	Separately managed account	5.085%	5/9/31	637,464
	NatWest Group PLC	Separately managed account	5.808%	9/13/29	598,383
	Lloyds Banking Group PLC	Separately managed account	4.650%	3/24/26	593,045
	Bank of America Corp	Separately managed account	4.250%	10/22/26	581,035
	BNP Paribas SA	Separately managed account	4.375%	5/12/26	578,285
	Wells Fargo & Co	Separately managed account	4.300%	7/22/27	572,818
	Elevance Health Inc	Separately managed account	4.750%	2/15/30	550,069
	NatWest Group PLC	Separately managed account	6.475%	6/1/34	538,210
	HSBC Holdings PLC	Separately managed account	5.240%	5/13/31	529,004
	UBS Group AG	Separately managed account	4.194%	4/1/31	525,501
	HSBC Holdings PLC	Separately managed account	3.973%	5/22/30	520,878
	NatWest Group PLC	Separately managed account	3.032%	11/28/35	507,217
	Wells Fargo & Co	Separately managed account	5.198%	1/23/30	489,488
	Barclays PLC	Separately managed account	5.829%	5/9/27	481,672
	Lloyds Banking Group PLC	Separately managed account	5.721%	6/5/30	473,481
	JPMorgan Chase & Co	Separately managed account	4.250%	10/1/27	473,320
	Wells Fargo & Co	Separately managed account	4.100%	6/3/26	461,509
	Bank of America Corp	Separately managed account	4.623%	5/9/29	458,975
	Bank of America Corp	Separately managed account	4.979%	1/24/29	452,586
	Capital One Financial Corp	Separately managed account	7.624%	10/30/31	445,795
	Boston Properties Inc	Separately managed account	6.500%	1/15/34	437,034
	Wells Fargo & Co	Separately managed account	5.707%	4/22/28	433,288
	The Goldman Sachs Group Inc	Separately managed account	4.937%	4/23/28	418,506
	JPMorgan Chase & Co	Separately managed account	4.125%	12/15/26	416,508
	The Goldman Sachs Group Inc	Separately managed account	5.218%	4/23/31	406,654
	The Charles Schwab Corp	Separately managed account	5.643%	5/19/29	396,978
	Wells Fargo & Co	Separately managed account	4.897%	7/25/33	388,791
	Lloyds Banking Group PLC	Separately managed account	4.818%	6/13/29	382,011
	Boston Properties Inc	Separately managed account	4.500%	12/1/28	378,830
	Lloyds Banking Group PLC	Separately managed account	3.750%	3/18/28	372,618
	UBS Group AG	Separately managed account	5.580%	5/9/36	366,768
	UBS Group AG	Separately managed account	5.617%	9/13/30	366,005
	Barclays PLC	Separately managed account	4.836%	5/9/28	365,590
	Citigroup Inc	Separately managed account	6.174%	5/25/34	363,174
	HSBC Holdings PLC	Separately managed account	2.848%	6/4/31	360,693
	JPMorgan Chase & Co	Separately managed account	8.750%	9/1/30	349,899
	Capital One Financial Corp	Separately managed account	5.463%	7/26/30	349,747
	Barclays PLC	Separately managed account	5.088%	6/20/30	346,314
	Capital One Financial Corp	Separately managed account	4.927%	5/10/28	341,283

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2025

(a)	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Boston Properties Inc	Separately managed account	3.400%	6/21/29	334,366
	Wells Fargo & Co	Separately managed account	4.900%	1/24/28	329,532
	Citigroup Inc	Separately managed account	4.412%	3/31/31	318,460
	The Charles Schwab Corp	Separately managed account	6.136%	8/24/34	316,811
	JPMorgan Chase & Co	Separately managed account	4.505%	10/22/28	315,715
	Wells Fargo & Co	Separately managed account	5.389%	4/24/34	315,139
	Bank of America Corp	Separately managed account	2.496%	2/13/31	291,711
	JPMorgan Chase & Co	Separately managed account	5.717%	9/14/33	290,030
	The Goldman Sachs Group Inc	Separately managed account	4.153%	10/21/29	277,159
	Capital One Financial Corp	Separately managed account	6.312%	6/8/29	273,906
	NatWest Group PLC	Separately managed account	6.016%	3/2/34	273,167
	UBS Group AG	Separately managed account	6.301%	9/22/34	271,503
	Barclays PLC	Separately managed account	5.501%	8/9/28	271,277
	The Goldman Sachs Group Inc	Separately managed account	5.727%	4/25/30	247,977
	HSBC Holdings PLC	Separately managed account	4.950%	3/31/30	238,658
	Boston Properties Inc	Separately managed account	2.900%	3/15/30	227,073
	JPMorgan Chase & Co	Separately managed account	2.522%	4/22/31	224,727
	Elevance Health Inc	Separately managed account	2.250%	5/15/30	188,804
	JPMorgan Chase & Co	Separately managed account	4.586%	4/26/33	172,304
	JPMorgan Chase & Co	Separately managed account	5.040%	1/23/28	170,357
	The Goldman Sachs Group Inc	Separately managed account	4.692%	10/23/30	168,714
	Citigroup Inc	Separately managed account	4.450%	9/29/27	167,938
	Boston Properties Inc	Separately managed account	3.650%	2/1/26	167,388
	Bank of America Corp	Separately managed account	6.204%	11/10/28	162,425
	Wells Fargo & Co	Separately managed account	2.879%	10/30/30	157,768
	Wells Fargo & Co	Separately managed account	2.572%	2/11/31	146,318
	Bank of America Corp	Separately managed account	3.593%	7/21/28	141,271
	The Charles Schwab Corp	Separately managed account	5.853%	5/19/34	140,143
	Capital One Financial Corp	Separately managed account	5.700%	2/1/30	138,249
	Bank of America Corp	Separately managed account	4.948%	7/22/28	129,502
	Wells Fargo & Co	Separately managed account	2.393%	6/2/28	127,273
	Boston Properties Inc	Separately managed account	6.750%	12/1/27	105,159
	Bank of America Corp	Separately managed account	5.288%	4/25/34	93,532
	Bank of America Corp	Separately managed account	5.202%	4/25/29	93,163
	Elevance Health Inc	Separately managed account	4.500%	10/30/26	91,061
	Elevance Health Inc	Separately managed account	5.150%	6/15/29	82,732
	Unum Group	Separately managed account	7.250%	3/15/28	69,524
	Bank of America Corp	Separately managed account	2.572%	10/20/32	63,488
	Bank of America Corp	Separately managed account	5.015%	7/22/33	62,508
	Wells Fargo & Co	Separately managed account	3.350%	3/2/33	56,665
	Capital One Financial Corp	Separately managed account	3.750%	7/28/26	40,554
	JPMorgan Chase & Co	Separately managed account	2.739%	10/15/30	33,405
	Unum Group	Separately managed account	6.750%	12/15/28	31,947
	Total Corporate				102,811,580

	Total Separately managed accounts				392,626,828

*	Notes Receivable from Participants	Participant loans (4.25% to 10.00% due through January 2031)			99,023,368

	Net assets available for benefits				$10,227,618,561
* Party in interest as defined by ERISA
Note: Cost is omitted because plan investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Truist Financial Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Truist Financial Corporation 401(k) Savings Plan

Date:	June 25, 2026	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
101.INS	XBRL Instance Document – the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.	Filed herewith.
101.SCH	XBRL Taxonomy Extension Schema.	Filed herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.	Filed herewith.
101.LAB	XBRL Taxonomy Extension Label Linkbase.	Filed herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.	Filed herewith.
101.DEF	XBRL Taxonomy Definition Linkbase.	Filed herewith.
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).	Filed herewith.